United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Nike, Inc.

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Nike, Inc.

RE: The case for voting AGAINST Executive Chairman Mark Parker and Lead Independent Director Tim Cook for the Board of Directors for the Company (Proposal #1).

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote AGAINST Mr. Parker and Mr. Cook following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote AGAINST Mark Parker and Tim Cook as nominees (under Proposal No. 1) for the Nike, Inc. (“Nike” or “Company”) Board of Directors, as listed on the 2023 proxy ballot.

Introduction

Mark Parker has overseen a portfolio of crises during his tenure in executive leadership at Nike, including a culture of sexual harassment, abusive behavior, and disregard for international human rights. While most of Mr. Parker’s senior leadership team was forced out during the scandals, he managed to hold on to his reputation within the company. His actions escaped any modicum of accountability, thanks to lax lead independent director Tim Cook. Apple, Inc., where Mr. Cook is more commonly known as its CEO, has seen its own human rights scandals in recent years.

Both men have demonstrated an inability to manage Nike’s reputation and protect the brand from public scandals. These blows to the Company’s image should be viewed as one of the primary reasons Nike Class B shares1 have underperformed the S&P 5002 by a cumulative (non-compounded) 13.93% and the S&P 500 Consumer Discretionary Index3 by 11.18% over the last five years (as of Aug 11). Therefore, Mr. Parker and Mr. Cook should not be re-elected to Nike’s board.

Sexual Harassment

In 2018, a series of anonymous surveys conducted of (and by) female Nike employees, revealed a “boys club” culture of sexual harassment and discrimination at the Company. Nike’s human resources division failed to adequately address the concerns. The surveys launched a sprawling internal investigation4 and led to the exit of at least eleven senior level managers, including Trevor Edwards,5 president of Nike and considered a likely successor to Mr. Parker.6 In December 2022, over 5,000 records were unsealed in the ongoing gender discrimination lawsuit filed against the firm, providing greater clarity on the extent of sexual harassment at the firm. Business Insider reported:7

1 Nasdaq. “Nike, Inc. Common Stock.” See https://www.nasdaq.com/market-activity/stocks/nke

2 Nasdaq. “S&P 500 (SPX).” See https://www.nasdaq.com/market-activity/index/spx

3 S&P Dow Jones Indices. “S&P 500 Consumer Discretionary,” S&P Global. See https://www.spglobal.com/spdji/en/indices/equity/sp-500-consumer-discretionary-sector/#overview

4 Creswell, Julie; Draper, Kevin. “5 More Nike Executives Are Out Amid Inquiry Into Harassment Allegations,” New York Times, May 8, 2018. See https://www.nytimes.com/2018/05/08/business/nike-harassment.html

5 Hsu, Tiffany. “Nike Executive Resigns; C.E.O. Addresses Workplace Behavior Complaints.” New York Times, Mar. 15, 2018. See https://www.nytimes.com/2018/03/15/business/nike-executive-workplace-misconduct.html

6 Zetlin, Minda. “Women at Nike Fight Hostile Culture With a Simple but Effective Tool That You Can Use Too.” Inc., Apr. 30, 2018. See https://www.inc.com/minda-zetlin/nike-sexual-harassment-survey-gender-bias-executives-fired-trevor-edwards.html

7 Kish, Matthew. “Nike employees described 'sloppy drunk' men, witnessing oral sex, and requests to 'dress sexier' at work in newly unsealed surveys,” Business Insider, Dec. 20, 2022. See https://www.businessinsider.com/nike-court-records-detail-sexual-harassment-toxic-workplace-claims-2022-12

“In handwritten and typed surveys, they [female employees] alleged abhorrent sexual behavior combined with corporate bullying, fear of retaliation, and a lack of faith in Nike's willingness to do anything about it.

In one survey, a respondent wrote that she had been told by male coworkers to ‘dress sexier’ and ‘show some skin’ at the office. Another described certain executives as ‘well known philanderers with lower-level employees whom they exert influence and power over.’ A third wrote that she caught a male executive receiving oral sex from a lower-ranking female in the campus gym. A fourth alleged ‘sloppy drunk’ men put their arms around female coworkers on work travel, and others asked female subordinates to ‘work dinners’ in hopes of sleeping with them. A fifth respondent relayed a story about a male manager saying, ‘No one gives a [f***] about female empowerment.’”

While Nike has thus far avoided class certification and a potentially expensive legal battle,8 the brand is still recovering from the damage to its reputation.9 As previously mentioned, Nike made efforts to hold executives accountable and improve its workplace culture, but complaints continued to roll in, according to the lawyer leading the discrimination case.10 Yet Mr. Parker not only avoided accountability – he was elevated, remaining CEO until 2020, before transitioning to Executive Chairman.11

According to an article published in the Harvard Business Review, “strategy and culture are among the primary levers at top leaders’ disposal in their never-ending quest to maintain organizational viability and effectiveness.”12 Yet Mr. Parker’s direct reports were involved in protecting subordinates from punishment for sexual harassment, and clearly failed to prevent Nike’s “frat boy culture.”13

Nike’s toxicity extended to the Oregon Project. The program was established in 2001 to train Nike-sponsored athletes with world-class methods under head coach Alberto Salazar, who won the Boston Marathon three consecutive times in the early 1980s.14 The project produced several Olympic champions, including multiple gold medalist Mo Farah, who is considered one of the

8 Kish, Matthew. “Nike scores critical win in sweeping gender discrimination lawsuit,” Business Insider, Nov. 23, 2022. See https://www.businessinsider.com/nike-scores-critical-win-in-sweeping-gender-discrimination-lawsuit-2022-11

9 Harris, Emily. “Nike's reputation bounces back,” Axios, May 30, 2023. See https://www.axios.com/local/portland/2023/05/30/nike-jumps-in-reputation-ranking

10 Kish, Matthew. “Nike says it has made changes to improve its work culture. But employees are still making new discrimination complaints amid an ongoing lawsuit, lawyer says,” Business Insider, Sep. 21, 2022. See https://www.businessinsider.com/nike-employees-continue-to-make-new-discrimination-claims-lawyer-says-2022-9

11 Duffy, Claire. “Mark Parker to step down as Nike CEO after 13 years,” CNN, Oct. 23, 2019. See https://www.cnn.com/2019/10/22/tech/mark-parker-nike-ceo/index.html

12 Groysberg, Boris; Lee, Jeremiah; Price, Jesse; Cheng, J. Yo-Jud. “The Leader’s Guide to Corporate Culture.” Harvard Business Review, Jan. 2018. See https://hbr.org/2018/01/the-leaders-guide-to-corporate-culture

13 Lieber, Chavie. “Did Nike’s ‘Frat Boy Culture’ Lead to the Departures of Two Executives?” Racked, Mar. 16, 2018. See https://www.racked.com/2018/3/16/17129110/nike-trevor-edwards-workplace-misconduct

14 Hunt, Joshua. “Inside Nike: Sources share claims of sexism, cheating, abuse at the world's wokest brand,” Business Insider, Apr. 5, 2023. See https://www.businessinsider.com/nike-oregon-project-mary-cain-alberto-salazar-olympics-marathon-running-sports-uyghur-china-labor.

greatest distance runners of all time.[15] But according to former Oregon Project athletes and employees, Mr. Salazar encouraged athletes to take prednisone, and potentially even testosterone cream, to improve their performance. He was given a four-year suspension by the United States Anti-Doping Agency in 2019. Jeffrey Brown, the doctor who provided supplements and medications to Oregon Project athletes, was also given a four-year ban. The New York Times reported:[16]

Nike’s role in the Oregon Project is a major part of the USADA report. The report cites repeated instances in which Dr. Brown briefed Mark Parker, Nike’s chief executive and an avid runner, on the medical experiments that were being done to determine what the effects were of performance enhancing drugs and how much of the substances could be used without being detected.

When the testing came back from Aegis Labs on July 7, 2009, Dr. Brown wrote an email to [Mr. Parker], “We have preliminary data back on our experiments with a topical male hormone called Androgel . . . We found that even though there was a slight rise in T/E ratios, it was below the level of 4 which would trigger great concern . . . We are next going to repeat it using 3 pumps . . . We need to determine the minimal amount of gel that would cause a problem.”

According to the report, Mr. Parker responded, “[i]t will be interesting to determine the minimal amount of topical male hormone required to create a positive test.”

The day after Mr. Salazar’s ban was announced, Mr. Parker sent an email to Nike employees defending his actions. “As for Alberto, it’s clearly a difficult time for him, his family and his athletes,’ Parker wrote. “We will continue to support him in his appeal as a four-year suspension for someone who acted in good faith is wrong.”17

After his doping suspension, several female athletes were emboldened to speak out about sexual harassment and abuse under Mr. Salazar. He constantly pressured them to lose weight, even weighing them in front of teammates and competitors. Mary Cain,18 2014 World Junior Champion in the 3,000-meter race, said that she sometimes forced herself to throw up to make

15 Chadband, Ian. “Does Farah leave the track as greatest distance man?” Reuters, Aug. 12, 2017. See https://www.reuters.com/article/uk-athletics-world-m5000-farah/does-farah-leave-the-track-as-greatest-distance-man-idUKKBN1AS0XH

16 Longman, Jere; Hart, Matt. “Alberto Salazar, Coach of the Nike Oregon Project, Gets a 4-Year Doping Ban,” New York Times, Sep. 30, 2019. See https://www.nytimes.com/2019/09/30/sports/alberto-salazar-doping-ban.html

17 Hunt, Joshua. “Inside Nike: Sources share claims of sexism, cheating, abuse at the world's wokest brand,” Business Insider, Apr. 5, 2023. See https://www.businessinsider.com/nike-oregon-project-mary-cain-alberto-salazar-olympics-marathon-running-sports-uyghur-china-labor

18 Cain, Mary. “I Was the Fastest Girl in America, Until I Joined Nike,” New York Times, Nov. 7, 2019. See https://www.nytimes.com/2019/11/07/opinion/nike-running-mary-cain.html

Mr. Salazar’s weight expectations.19 Other female athletes shared similar stories, often resulting in injury due to extreme weight loss and abusive overtraining.

Kara Goucher, silver medalist in the 10,000-meter race at the 2007 World Championship in Athletics and who represented the U.S. at the 2008 and 2012 Olympics, was one of the Oregon Project’s brightest stars, but she fell out of Mr. Salazar’s graces when she gave birth to a son in 2010. Mr. Salazar told her family members she needed to lose weight if she wanted to return to her former level of competition, and encouraged her to take thyroid medication. He even made inappropriate comments about the increased size of her breasts, Business Insider reported: “According to her husband and fellow Oregon project athlete Adam Goucher, ‘he would be at the side of the track calling out runners’ splits but wouldn’t call Kara’s out…And when she’d ask him why he’d say, ‘I’m sorry, I was staring at your boobs! They’re so big — I couldn’t take my eyes off them.’”

In 2021, SafeSport banned Mr. Salazar for life from coaching, after discovering that he sexually assaulted athletes on multiple occasions.20 In 2023, Mrs. Goucher revealed that Mr. Salazar had asked explicit questions about her relationship with Mr. Goucher and twice touched her inappropriately during a massage.21 She didn’t tell anyone about the incidents for over a decade, until lawyers questioned her after Mr. Salazar’s anti-doping suspension.

The bold stance taken by female Oregon Project athletes encouraged other female Nike-sponsored athletes to share their stories of gender discrimination during their pregnancies.

In 2014, Alysia Montano revealed that Nike paused her sponsorship while she was pregnant. Sponsorship money was her livelihood, and she felt pressured to return to peak performance as soon as possible. According to Vox, her extreme lengths include “taping her abs together and shipping breast milk from China to the United States during a competition shortly after her daughter was born.”22

Meanwhile, Allyson Felix became one of the most decorated Olympic athletes in history during her sponsorship with Nike. Yet she was offered 70 percent less after the birth of her daughter in November 2018.23 She eventually signed with a competitor. That didn’t stop Nike from inviting

19 Hunt, Joshua. “Inside Nike: Sources share claims of sexism, cheating, abuse at the world's wokest brand,” Business Insider, Apr. 5, 2023. See https://www.businessinsider.com/nike-oregon-project-mary-cain-alberto-salazar-olympics-marathon-running-sports-uyghur-china-labor.

20 Draper, Kevin; Futterman, Matthew. “Disgraced Running Coach Was Barred for Life for Alleged Sexual Assault,” New York Times, Jan. 31, 2023. See https://www.nytimes.com/2022/01/31/sports/alberto-salazar-sexual-assault.html

21 Bachman, Rachel. “Former Olympian Kara Goucher Alleges Assault by Banned Running Coach Alberto Salazar,” Wall Street Journal, Mar. 14, 2023. See https://www.wsj.com/articles/alberto-salazar-sexual-assualt-runner-kara-goucher-47265d93

22 Tiffany, Kaitlyn. “Nike loves promoting women athletes — but apparently not if they get pregnant,” Vox, May 13, 2019. See https://www.vox.com/the-goods/2019/5/13/18618242/nike-maternity-leave-pregnancy-sponsorship-alysia-montano-nyt

23 Felix, Allyson. “Allyson Felix: My Own Nike Pregnancy Story,” New York Times, May 22, 2019. See https://www.nytimes.com/2019/05/22/opinion/allyson-felix-pregnancy-nike.html her to participate in an ad celebrating mothers. Mrs. Felix described the offer as “beyond disrespectful and tone-deaf.”24

In his roles – first as CEO and later Executive Chairman – Mr. Parker presided over an ongoing crisis of gender discrimination at the firm. He failed to execute the corrective actions expected of a top corporate leader.

Meanwhile, Mr. Cook bears responsibility of his own for failing to hold Mr. Parker accountable. As lead independent director, Mr. Cook is expected to represent the firm’s interests, including enforcement of corporate ethics.[25] But instead Mr. Parker eluded accountability under Mr. Cook’s would-be authority.

Meanwhile, Apple has faced its own sexual discrimination and harassment complaints during Mr. Cook’s tenure as CEO of the tech giant. The
Guardian reported in 2021:[26]

Apple reportedly has put a stop to surveys from employees that sought to gather data related to pay. Earlier this week, it barred workers from creating a channel on the communication platform Slack to discuss pay equity, the Verge reported, claiming the topic didn’t meet Slack’s terms of use, though it allows channels dedicated to dogs, cats and gaming.

Since launching, organizers say, the initiative has received hundreds of stories from workers across the company. Seventy-five per cent of them involved discrimination of some sort, and almost half involved sexism, retaliation and dismissed HR reports.

Most disturbingly, Apple placed a female engineer on administrative leave after she tweeted about sexism at the office.27 Considering Apple, under Mr. Cook’s oversight, has successfully tamped down sexual discrimination accusations at his own company, it’s no surprise that Mr. Parker has not been held accountable at Nike.

24 Cash, Meredith; McLaughlin, Kelly. “Olympian Allyson Felix says Nike was 'beyond disrespectful' when asking her to be in female-empowerment ads while privately disputing maternity protections,” Business Insider, Jul. 8, 2021. See https://www.insider.com/olympian-allyson-felix-criticizes-nike-maternity-protections-dispute-2021-7

25 CFA Institute. “Board Responsibilities.” See https://www.cfainstitute.org/en/advocacy/issues/board-responsibilities#sort=%40pubbrowsedate%20descending

26 Anguiano, Dani. “#AppleToo: employees organize and allege harassment and discrimination,” The Guardian, Sep. 21, 2021. See https://www.theguardian.com/technology/2021/sep/03/appletoo-apple-employees-organize-allege-harassment-discrimination

27 Schiffer, Zoe. “Apple places female engineering program manager on administrative leave after tweeting about sexism in the office.” The Verge, Aug. 4, 2021. See https://www.theverge.com/2021/8/4/22610112/apple-female-engineering-manager-leave-sexism-work-environment

Human Rights

Nike has a long history of unethical labor practices dating back to the 1990s.[28] While the firm has made numerous promises to fix its “sweatshop” problem, not much has changed. The U.S. House Select Committee on China is investigating Nike for potential violations of the 2021 U.S. Uyghur Forced Labor Prevention Act,[29] which Nike lobbied against.[30] A study conducted in 2020 by the Australian Strategic Policy Institute (ASPI) determined that Nike was one of 83 companies linked to Uyghur forced labor in

China’s Xinjiang province (Apple was one of the others).[31] A U.S. Congressional report reached similar conclusions.[32]

The firm’s supply chains continue to garner international scrutiny. In July 2023, Canada launched an investigation into Nike’s usage of Uyghur forced labor in China.33 Under Mr. Parker’s leadership, Nike has been complicit in “serious human rights violations” that the United Nations has described as “crimes against humanity.”34

Mr. Parker was let off the hook in this area also, perhaps because Nike’s lead independent director – Mr. Cook – has also exercised lax oversight at Apple, which has been credibly accused of similar human rights violations during his tenure as CEO.

Fifty-seven percent of smartphone, tablet and electric vehicle batteries use cobalt, which makes it a valuable resource in the digital economy.35 According to The New Yorker, “Southern Congo sits

28 Nisen, Max. “How Nike Solved Its Sweatshop Problem,” Business Insider, May 9, 2013. See https://www.businessinsider.com/how-nike-solved-its-sweatshop-problem-2013-5

29 Kredo, Adam. “Nike and Adidas Under Congressional Microscope for Reliance on Chinese Slave Labor,” Washington Free Beacon, May 4, 2023. See https://freebeacon.com/national-security/nike-and-adidas-under-congressional-microscope-for-reliance-on-chinese-slave-labor/

30 Swanson, Ana. “Nike and Coca-Cola Lobby Against Xinjiang Forced Labor Bill,” New York Times, Nov. 29, 2020. See https://www.nytimes.com/2020/11/29/business/economy/nike-coca-cola-xinjiang-forced-labor-bill.html

31 Mistreanu, Simina. “Study Links Nike, Adidas And Apple To Forced Uighur Labor.” Forbes, Mar. 2, 2020. https://www.forbes.com/sites/siminamistreanu/2020/03/02/study-links-nike-adidas-and-apple-to-forced-uighur-labor/

32 Nix, Naomi. “Bloomberg Equality: The Stench of Forced Labor Taints Big Brands.” Bloomberg, Dec. 3, 2020. https://www.bloomberg.com/news/newsletters/2020-12-03/forced-labor-in-china-s-uyghur-camps-taints-nike-coca-cola-and-big-u-s-brands

33 Rajagopal, Divya; Shakil, Ismail. “Canada probes Nike, Dynasty Gold over alleged use of forced labor in China.” Reuters, Jul. 12, 2023. https://www.reuters.com/world/canada-probes-nike-dynasty-gold-over-alleged-use-forced-labor-china-2023-07-11/

34 Drury, Flora; Murphy, Matt; Wong, Tessa. “Uyghurs: China may have committed crimes against humanity in Xinjiang – UN.” BBC, Sep. 1, 2022. See https://www.bbc.com/news/world-asia-62744522

35 Cobalt Institute. “Cobalt Use.” See https://www.cobaltinstitute.org/about-cobalt/cobalt-life-cycle/cobalt-use/

atop an estimated 3.4 million metric tons of cobalt, almost half the world’s known supply.”[36] An estimated 15 percent to 30 percent of the cobalt mines in the Democratic Republic of Congo are classified as artisanal or small mines, and as many as 35,000 children[37] work in these mines for $5 a month or less.[38] And in late 2019, the International Rights Advocates named Apple in a lawsuit on behalf of 14 Congolese families,[39] alleging the company knowingly used cobalt in their products extracted via child labor.[40]

Apple’s Chinese iPhone suppliers have been repeatedly accused of harsh working conditions. In 2018, China Labour Watch and Bloomberg released a report highlighting the conditions in a Catcher facility in Suqian, China – a critical link in Apple’s supply chain. According to Business Insider, “workers at the factory reportedly work for six days a week, more than 10 hours every day, and do so without having received proper training or adequate equipment.”41 In addition, Apple’s flagship Foxconn facility in Shenzhen has experienced over a dozen42 confirmed worker suicide deaths over the last decade.43

Finally, seven of Apple's suppliers44—including O-Film,45 which manufactures iPhone screens—are linked to forced labor in China’s Xinjiang Uyghur Autonomous Region. According to the

36 Niarchos, Nicolas.  “The Dark Side of Congo's Cobalt Rush,” The New Yorker, May 24, 2021. See https://www.newyorker.com/magazine/2021/05/31/the-dark-side-of-congos-cobalt-rush.

37 Posner, Mike. “How Tesla Should Combat Child Labor in the Democratic Republic of the Congo,” Forbes, Oct. 12, 2022. See https://www.forbes.com/sites/michaelposner/2020/10/07/how-tesla-should-combat-child-labor-in-the-democratic-republic-of-the-congo/

38 Kara, Siddarth. “Our Device-Driven Lives Depend More Than Ever on Tragedy in the Democratic Republic of Congo,” CNN, Dec. 17, 2022. See https://www.cnn.com/2021/12/17/opinions/siddharth-kara-mining-dr-congo/index.html.

39 BBC News. “Top Tech Firms Sued Over DR Congo Cobalt Mining Deaths,” BBC, Dec. 16, 2019. See https://www.bbc.com/news/world-africa-50812616

40 Kelly, Annie. “Apple and Google Named in US Lawsuit Over Congolese Child Cobalt Mining Deaths,” The Guardian, Dec. 16, 2019. See https://www.theguardian.com/global-development/2019/dec/16/apple-and-google-named-in-us-lawsuit-over-congolese-child-cobalt-mining-deaths

41 Maggio, Edoardo. “Workers at an Apple Manufacturing Plant in China Complained About Poor Working Conditions and Exposure to Noxious Chemicals,” Business Insider, Jan, 17, 2018. See https://www.businessinsider.com/china-labour-watch-apple-catcher-working-conditions-2018-1

42 Berg, Scott W. “The Human Cost of an iPhone,” The Washington Post, Mar. 2, 2018. See https://www.washingtonpost.com/outlook/the-human-cost-of-an-iphone/2018/03/02/5d76555e-0b7e-11e8-8890-372e2047c935_story.html

43 Merchant, Brian. “Life and Death in Apple's Forbidden City,” The Guardian, Jun. 18, 2017. See https://www.theguardian.com/technology/2017/jun/18/foxconn-life-death-forbidden-city-longhua-suicide-apple-iphone-brian-merchant-one-device-extract

44 Canales, Katie “7 Apple Suppliers in China Have Links to Forced Labor Programs, Including The Use of Uyghur Muslims From Xinjiang, According to a New Report,” Business Insider, May 10, 2021. See https://www.businessinsider.com/apple-china-suppliers-uyghur-muslims-forced-labor-report-2021-5

45 Kinetz, Erika. “Gadgets for Tech Giants Made With Coerced Uighur Labor,” AP News, Mar. 4, 2020. See https://apnews.com/article/ap-top-news-international-news-apple-inc-weekend-reads-china-clamps-down-3f9a92b8dfd3cae379b57622dd801dd5

Department of Labor, “it is estimated that 100,000 Uyghurs and other ethnic minority ex-detainees in China may be working in conditions of forced labor following detention in re-education camps.”46 The situation is emblematic of Mr. Cook’s lax oversight. And Apple lobbied against the Uyghur Forced Labor Prevention Act,47 which takes a harsher position against forced labor in the region.

Conclusion

Executive Chairman Mark Parker should have been held more accountable for a variety of ethics scandals during his tenure in senior leadership at Nike. While many of his subordinates exited the company after the firm’s culture of sexual harassment became public, Mr. Parker retained his influential role within the company, at great cost to shareholders.

Additionally, earlier this year Mr. Parker was chosen to also serve as Executive Chairman of the board of directors for the deeply troubled Walt Disney Company, which is facing several challenges related to: its failed CEO succession; media, streaming and entertainment industry headwinds; its foolish forays into divisive political issues; its off-putting, anti-family social stances; and a host of other problems. Reasonable and objective observers – especially shareholders – should understand that he does not have the time to deal with the significant headaches of two major corporations.

And as Nike’s lead independent director, Mr. Cook is responsible to hold Mr. Parker accountable, but he has failed to act in shareholders’ best interests. Since Apple has engaged in well-documented similar misconduct as Nike, Mr. Cook’s perspective is compromised – even recently he still celebrated, uncritically, Apple’s deep involvement in communist China.48 And as CEO of the company with the largest market capitalization in the world – estimated at more than $3 trillion – he does not need the additional responsibility of exercising oversight of another major multinational corporation with significant reputational and economic challenges of its own.

Therefore, we call upon our fellow shareholders to vote AGAINST both Mr. Parker and Mr. Cook as directors for Nike, Inc.

Photo credits:

Page 2 – Mark Parker/World Economic Forum, Creative Commons

Page 4 – Alberto Salazar in 2008/CalHopkins, Public Domain

Page 6 – Tim Cook/tuaulamac, Creative Commons

Page 7 – Sneakers designed by Enes Kanter Freedom/Facebook

Page 8 – Cobalt mining in Congo/IIED.org, Creative Commons

46 United States Department of Labor. “Against Their Will: The Situation in Xinjiang.” See https://www.dol.gov/agencies/ilab/against-their-will-the-situation-in-xinjiang

47 Albergotti, R. “Apple is Lobbying Against a Bill Aimed at Stopping Forced Labor in China,” The Washington Post, Nov. 21, 2020. See https://www.washingtonpost.com/technology/2020/11/20/apple-uighur/

48 GizmoChina. “Apple celebrates 30 year anniversary in China with special event,” Aug. 18, 2023. See https://www.gizmochina.com/2023/08/18/apple-30-year-anniversary/.

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For questions regarding Nike, Inc. – Proposal #1, National Legal and Policy Center’s opposition to Mark Parker’s and Tim Cook’s re-elections as Director, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.